Filed Pursuant To Rule 433

Registration No. 333-275079

December 21, 2023

Podcast Transcript:

Link: https://www.youtube.com/watch?v=PlTcW953AFc

William Farrington[00:00:00] Yeah. And I'm very excited to say that we have Craig Salm from Grayskull, the chief legal officer joining us today. Craig, lovely. Lovely to meet you.

Craig Salm[00:00:12] Yep. William Thank you so much for having me. It's great to be on the show.

William Farrington[00:00:15] No problem. Well, it's such an exciting time right now for the crypto space, for Bitcoin and for Grayscale in general. I mean, there's so much buzz right now about the SEC potentially proving all these spot Bitcoin exchange traded funds, which Grayscale has obviously been gunning for for such a long time. And so I'm just really interested to hear your insights. First off, I mean, we're hearing so much buzz about the whole ETF hype. In your view, from your perspective. How big of a deal do you think these approvals are for the Bitcoin industry, for the Bitcoin market and for crypto as a whole?

Craig Salm[00:00:55] Spot Bitcoin ETFs in the US will be a very big deal because the ETF wrapper is proven to be the most optimal and accessible way to invest in other asset classes, whether it's stocks, bonds, commodities. With Bitcoin, I think you will find a similar thing take place where you'll have a whole universe of new investors that are waiting on the sidelines, wanting to invest in Bitcoin but need that ETF wrapper to really get, um, get that exposure. So in terms of just opening up access, I think it'll do a lot of good things. I also think the regulatory clarity that comes from putting Bitcoin more into the regulatory perimeter will be positive for Bitcoin and then has external benefits for other crypto assets in the long term as well. Bringing in more stakeholders I think will result in us seeing more of a push for regulatory clarity on the congressional side of things. So I think all of those are very positive externalities you will see, once we have spot Bitcoin ETFs here in the US.

William Farrington[00:01:56] Right. So everybody wants to know, I mean, what's the latest news on the timeline? We haven't got an exact date on when all these approvals might happen, But, you know, I'd love to hear from you. Do you have any predictions as when we might see the first ETF finally approved?

Craig Salm[00:02:10] We were very excited to see back in August us winning in our lawsuit against the SEC when we challenged our denial of our spot Bitcoin ETF application. Just to give your viewers some context, Grayscale has Grayscale Bitcoin Trust, the largest bitcoin fund in the world. Today, it has nearly a million investors, trades tens or hundreds of millions of dollars in daily volumes. It's about $20 billion or so in AUM, but it is not an ETF. That's what we're trying to do during this process. And so we challenged that original denial by the SEC. and won that lawsuit in August. And that's when I think you really started to see the narrative change around Bitcoin ETFs. And the market started to think that they might be approved at some point in time. We had to wait for our decision to see if the SEC would appeal it. That time period lapsed and then we reengaged with the SEC on our application to uplist our product, GBTC, as a spot Bitcoin ETF. So we've had really good engagement with the SEC on this. There's two divisions that review Bitcoin ETF applications. There's Trading and Markets which just focuses on the actual structure and tradability of the ETF. They really focus on Authorized Participants and the ability for the product to work as an ETF. And then there's Corporation Finance which reviews the disclosures. So we're in really good constructive dialog with both of those divisions. Timing is inherently uncertain in this space, but we are optimistic that we will see an ETF eventually and it's a matter of when at this point. You have a lot of folks whoare really coalescing around the January 10th date because that is the next time that another issuer has their review period come due. So it could happen then. But we're ready to operate GBTC as an ETF today, and we look forward to when that happens.

William Farrington[00:04:07] Related. So what's your relationship like with the regulators, whether that's the SEC or the other departments that you need to engage with because they have been quite hawkish in the past, not just against yourselves, but with crypto in general. What is it like in terms of the dialog with these regulators? Is is there animosity or is it quite friendly?

Craig Salm[00:04:26] With any regulator dealing in the cryptocurrency space, you're going to face a tough job where the regulator on the one hand wants to allow the innovation to flourish, promote capital formation, while the other hand they want to protect investors and consumers. And with any new technology, that's going to be a difficult balance. Grayscale has been very constructively engaged with the SEC since our founding. We operate investment vehicles that are securities and that is our regulator. And I've always felt that we have a very mutually respectful relationship and I've been really impressed and continue to be encouraged by the level of engagement we see from them as they're learning about this space. We're often coming down to DC and talking about Bitcoin, crypto, Grayscale, and how we see the industry moving, and I've been very encouraged to see the level of progress of learning about this asset class. Education is a really key area of focus for us, so I'm very optimistic about the future, and I always view it as a very respectful and mutually respectful relationship with them.

William Farrington[00:05:29] Right? So if and when we do see these Bitcoin products approved, is Grayscale going to end there or are you going to start gunning for ETF approvals both for Ethereum-based products and other alternative coins apart from bitcoin?

Craig Salm[00:05:45] Yeah, I mentioned our Grayscale bitcoin trust GBTC. We're in the process now of working to uplist it to New York Stock Exchange as an ETF. We have 17 other digital asset products. We also have Grayscale Ethereum Trust, which trades under the ticker symbol ETHE. We are similarly in the process of seeking to uplist that as a spot Ethereum ETF on the New York Stock Exchange. We've made a filing for that uplisting, which comes due next year. And then after that, you can imagine the goal is for all of our products to be digital asset ETFs when permitted by the regulatory environment. It's been very interesting now to see, as we're approaching an impending spot Bitcoin ETF, you're seeing this whole other group of investors. Financial Advisors, registered investment advisors, more institutional and regular investors that are just starting to learn about Bitcoin and they'll be able to express their interest through a Bitcoin ETF. And then we get to go down the spectrum of other digital assets and use cases: Ethereum, decentralized finance and all the other technologies that we're really excited about.

William Farrington[00:06:50] It's been such a struggle though, hasn’t it, to finally get to the position where we might actually see these Bitcoin approvals. I mean, it's a bit of a moonshot that we're going to see, like for instance, a Ripple ETF. I mean, it's been so difficult getting Bitcoin in, it's going to be even more difficult, isn't it, to convince the SEC to approve, you know, like a Ripple or a, or a, or a Solana based ETF?

Craig Salm[00:07:13] I think it's a matter of timing and education. Bitcoin is the most well-known, prominent, longest standing digital asset. It's a use case as a sort of digital gold store of value has become very prominent and easy to grasp for investors and regulators and policymakers. And so I think it's natural that you'll see the first ETF be Bitcoin. The next digital asset that had a similar use case was Ethereum where you have smart contracts, a lot more complex types of transactions. I think it's natural that that could be the next one that will have a regulated investment vehicle. But over time, as you have other assets that stakeholders are becoming familiar with, wanting to use them for their particular types of use cases, I think eventually you will see more regulatory clarity for those other digital assets as well. Grayscale actually recently launched something called Crypto Sectors, which is our way to categorize the sort of language for how to think and speak about digital assets. The way traditional finance you have the GICS, which is the global industry classification standards. That's why we talk about things like tech sector and financials and consumer and health care. Within crypto, you have a similar categorization of currencies and smart contracts and decentralized finance. So I'm really excited to work on that, as we’re, we started this next phase of digital assets, working with other stakeholders.

William Farrington[00:08:41] Okay, great. So it's not a new ambition for Grayscale to convert the GBTC into an ETF, but it feels like the regulators only really started paying attention and started being open to the concept once these big players, other big players, obviously Grayscale is a big player, but ones like the likes of BlackRock and these these massive asset managers came into into the play. So what is your feeling about that? You know, the market, the market, there's a sense that the SEC was only taking things seriously once, like the likes of BlackRock jumped on board. Do you think that's a fair assessment? What's your opinion of that?

Craig Salm[00:09:22] I actually disagree. We've been engaged with the SEC since GBTC, you know, was formed in 2013, became publicly traded in 2015. We also started a process where we wanted to make GBTC more regulated, subject to the heightened reporting standards and started a process of making it an SEC reporting company. That was back in 2018 and we saw very good engagement from the SEC asking really sophisticated questions around things like how Bitcoin is custodied, how it trades, how we think about pricing, how we think about product structuring. So I've seen really good engagement with the commission for many years now and absolutely would not say it started only this past summer. We, along with others, first filed to uplist GBTC back in 2016. There was good engagement there, but ultimately the commission was concerned about things like fraud or manipulation in the underlying markets. That was back in 2016. Crypto's still a very new asset class. It continues to be a burgeoning industry, and I think it's understandable for a regulator to have questions like that that don't allow them to yet get comfortable with allowing more regulated products that would invite more investors in. With this next wave of us seeking to uplist GBTC, we felt that at that point in time, since the Commission had by then approved another kind of Bitcoin ETF, a Bitcoin futures ETF, which is a derivative of Bitcoin, to us we felt that the Commission is now okay with bitcoin futures then they should also be comfortable with spot bitcoin or physical bitcoin itself. Eventually the court agreed with us and I think it's just been the evolution of their thinking about comfort. So I disagree that’s something that just changed for the SEC and other regulators this summer. I think it's been a long, gradual process, which again, I go to the difficult job that the regulator has in any new technology and new industry of wanting to balance the innovation with protecting investors and consumers.

William Farrington[00:11:21] And do you think the SEC is going to be quite selective about who does get an approval or who doesn't get approval, or is it still going to be more of a widespread broad brush approval?

Craig Salm[00:11:32] So Grayscale with GBTC, we are operationally ready to operate it as an ETF. We've been ready for this for a long time. And there are several other issuers right now with 19b-4 filings. We think that everyone is operationally ready, that they should all be allowed to trade at the same time. And right now, we're just focused on the, it’s called a form 19b-4, which is a document that Trading and Markets reviews that allows the ETF to trade on a National Securities Exchange, and then the registration statement, which for others is an S-1 because that's a new product, whereas for us GBTC has been a well-known seasoned issuer as an SEC Reporting Company for several years now, we filed a shorter form called an S-3. So those are the dual document tracks that other issuers are focused on right now. But if everyone's operationally ready and the commission is fully comfortable and approving these documents, then I think everyone should be able to start trading at the same time.

William Farrington[00:12:28] Okay. And obviously you will be competing with the likes of Fidelity, BlackRock, Vaneck, etc.. I guess you would have to expect some fee compression to remain competitive against these folks. So is this something that you do have a strategy in terms of your fee structure for for the operation of these ETFs, or is that something that's going to be meted out once the competitive, once competition ramps up in the ETF market?

Craig Salm[00:12:57] We're ready for a world of competition. I think the more investment vehicles you have from, you know, different kinds of issuers, whether it's traditional finance or crypto focused, the better for the end investor. It's all about choice and folks being able to allocate their investments into Bitcoin through whatever wrapper or whatever issuer they want. We've been very vocal that we would be reducing the fee for GBTC upon GBTC uplisting as an ETF and looking forward to seeing how that competitive environment plays out.

William Farrington[00:13:27] All right. And do you have any concerns about selling pressure? For the meantime, we've seen the likes of Cathie Wood selling quite a lot of Grayscale shares, and there's also the prospect of FTX administrators selling quite a lot of Grayscale shares as well. Is that a concern for you?

Craig Salm[00:13:48] So as I mentioned, GBTC has quite a liquid market. It trades on OTC Markets today as a publicly traded security. That's in the tens of hundreds of millions of dollars in daily volume. So there's always going to be buyers and sellers. What we've been very encouraged to see is the discount on GBTC has progressively been closing as we do get closer to the ultimate uplisting as an ETF. As I said, it's not a matter of if now, but a matter of when. I look forward to having that approval and GBTC becoming an ETF.

William Farrington[00:14:18] Speaking of discounts and premiums, some of your other products are running at massive premiums right now. Do you have any like insights as to why that might be?

Craig Salm[00:14:26] Yeah, it's important to identify that the products traded on OTC Markets today are not ETFs and so they don't have that arbitrage mechanism that is inherent to the ETF model that would allow those products to trade very tightly in line with their net asset value or intrinsic value. The products that we have on OTC Markets today have historically traded at both premiums and discounts. They can trade at premiums because when you have more demand than there is supply, we can’t create new shares that are immediately tradable like you can with an ETF. Conversely, when there’s a discount, we don't have a redemption mechanism that allows shares to redeem to bring up that discount. And so those products will always trade based on supply and demand. And I think the reason why you see a premium in that lately is that for a lot of these assets, it's the only way for investors to invest in them through a security, through their brokerage account, which is in very high demand. In a world where you have more regulators and more institutional investors. So I think that's one of the explanations for it. But very important for any investor to really know that going into buying and selling securities.

William Farrington[00:15:35] Right. Well, with with approvals coming soon, have you heard anything from-so I recall earlier this year the likes of Firtree Capital Management were launching certain lawsuits against Grayscale to allow for redemptions. Is that sort of gone by the wayside now that the ETF approvals are kind of on the horizon?

Craig Salm[00:15:56] Those lawsuits have for a long time been quite frivolous. What they were seeking was to allow for redemptions to close that discount. But we've been very clear about the best way to address that for all investors is to allow the uplisting as an ETF to happen, because once that happens, you will have an arbitrage mechanism that would address both premiums and discounts. So we're very laser focused on GBTC becoming an ETF, and one of the main benefits would be the essential closing of that discount, which when you’re talking about a fund with over $20 billion of AUM, you’re talking about billions of dollars being returned to investors.

William Farrington[00:16:37] All right, so, Craig, Bitcoin price predictions in 2024. Do you have a number written on your whiteboard there at the Grayscale HQ?

Craig Salm[00:16:47] Well you invited the Chief Legal Officer on, so a little out of my bailiwick, But looking forward to next year, looking forward to GBTC becoming a spot Bitcoin ETF, ETHE becoming a spot Ethereum ETF and then following that lifecycle for other investment products.

William Farrington[00:17:05] All right. Brilliant. Thank you very much for joining us and I hope you have a fantastic Christmas.

Craig Salm[00:17:10] All right. Thank you for having me. Merry Christmas. All right.

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Grayscale Investments, LLC is a digital currency asset manager. An investment in the Grayscale Bitcoin Trust (“GBTC”) is a speculative investment that involves a high degree of risk, including a partial or total loss of invested funds. This is not an offer to sell or the solicitation of an offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal, nor shall there be any sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. GBTC is not suitable for any investor that cannot afford loss of the entire investment. The shares of GBTC are intended to reflect the price of the digital asset(s) held by GBTC (based on digital asset(s) per share), less GBTC’s expenses and other liabilities. To date, GBTC has not met its investment objective and the Shares of GBTC quoted on OTC Markets have not reflected the value of digital assets held by GBTC, less such GBTC’s expenses and other liabilities, but instead has traded at both premiums and discounts to such value, which at times have been substantial. Go to our website Grayscale.com, the OTC Markets website or SEC’s website for each GBTC’s annual report, which includes investment objectives, risks, fees and expenses. Read these materials carefully before investing. GBTC is distributed by Grayscale Securities, LLC. (Member FINRA/SIPC).

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, LLC, 290 Harbor Drive, Stamford, CT 06902.